SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

April 6, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Dana Brown

Re:	GNS II (U.S.) Corp.

Amendment No. 1 to

Registration Statement on Form S-4

Filed February 4, 2011

File No. 333-172076

The Mosaic Company

Form 10-K for the Fiscal Year Ended May 31, 2010

Filed July 23, 2010

File No. 001-32327

GNS II (U.S.) Corp.

Registration Statement on Form S-1

Filed February 14, 2011

File No. 333-172253

Ladies and Gentlemen:

On behalf of our clients, The Mosaic Company (“Mosaic”) and its wholly-owned subsidiary, GNS II (U.S.) Corp. (“GNS”), we are submitting this letter in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 29, 2011 (the “Comment Letter”), with respect to the above-referenced filing of GNS of the Registration Statement on Form S-4, filed with the Commission on February 4, 2011 (SEC File No. 333-172076) (the “Form S-4”), as amended by Amendment No. 1 to the Form S-4, filed with the Commission on March 9, 2011 (“Amended Form S-4”).

In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Form S-4, and we have enclosed six courtesy copies of such Amendment No. 2 to the Form S-4 marked to show changes from the Amended Form S-4.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by GNS’s responses thereto.

Securities and Exchange Commission

Attn: Dana Brown

April 6, 2011

Amended Form S-4 filed March 9, 2011

Risk Factors, page 23

A filing requirement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, page 24

1.	We note your response to our prior comment three. Please tell us when it will be determined whether any exchanging Cargill stockholder would be required to make a filing pursuant to the Hart-Scott-Rodino Act.

Response

It has been determined that acquisitions of stock by the Anne Ray Charitable Trust and the Margaret A. Cargill Foundation (two of the exchanging Cargill stockholders) in the split-off required filings pursuant to the Hart-Scott-Rodino Act. On March 10, 2011, each of Cargill, Anne Ray Charitable Trust, and Margaret A. Cargill Foundation filed its notification and report form under the Hart-Scott-Rodino Act with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission. On March 18, 2011, early termination of the applicable waiting period was granted. In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2 to the Form S-4 on pages 20 and 58.

Exhibit 99.1

2.	Please revise to indicate that the form of proxy card is a preliminary copy. Refer to Exchange Act Rule 14a-6(e)(1).

Response

In response to the Staff’s comment, we have revised Exhibit 99.1 in the Amendment No. 2 to the Form S-4 to indicate that the form of Mosaic proxy card is a preliminary copy.

* * *

Please do not hesitate to contact me at 212-455-2225 with any questions or comments you may have.

Very truly yours,

/s/ Eric M. Swedenburg
Eric M. Swedenburg

cc:	Richard L. Mack

The Mosaic Company / GNS II (U.S.) Corp.

Charles I. Cogut

Joseph H. Kaufman

Simpson Thacher & Bartlett LLP

William V. Fogg

Cravath, Swaine & Moore LLP

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